UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006.

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Roper Industries, Inc. Employees’ Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Industries, Inc., 6901 Professional Pkwy East, Suite 200, Sarasota, FL 34240.

Roper Industries, Inc.

Employees’ Retirement
Savings 003 Plan

Financial Statements

Years Ended December 31, 2006 and 2005

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Roper Industries, Inc. Employees’ Retirement Savings 003 Plan
Duluth, Georgia

We have audited the accompanying statements of net assets available for benefits of the Roper Industries, Inc. Employees’ Savings 003 Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and Statement of Position 94-4-1 for the year ended December 31, 2006, and retroactively applied these pronouncements to the net assets available for benefits for the year ended December 31, 2005.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of Schedule of Delinquent Contributions for the year ended December 31, 2006 and Schedule of Investments (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Siedman, LLP
Atlanta, Georgia
May 6, 2009

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2006	2005
Assets:
Cash and cash equivalents	$2	$-
Investments, at fair market value (Notes 2 and 3)
Mutual funds	53,418	47,151
Common collective trusts	28,464	27,287
Roper Industries, Inc. common stock	17,701	13,608
Participant loans	1,323	1,309
Total investments	100,908	89,354

Receivables:
Participant contributions	317	667
Employer contributions	425	714
Total receivables	742	1,381

Net assets available for benefits, at fair value	101,650	90,735

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	661	601

Net assets available for benefits	$102,311	$91,336

See accompanying notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Statements of Changes in Net Assets Available for Benefits
(in thousands)

	December 31,
	2006	2005
Additions
Contributions:
Participant contributions	$4,729	$4,749
Employer contributions	4,417	4,489
Rollover contributions	172	66
Total contributions	9,318	9,304

Investment income:
Net appreciation in fair market value of:
Mutual funds	3,487	1,023
Common collective trusts	891	260
Roper Industries, Inc. common stock	3,787	2,888
Investment income from:
Mutual funds	1,821	1,365
Common collective trusts	934	877
Roper Industries, Inc. common stock	81	68
Participant loans	83	60
Total investment income	11,084	6,541
Total additions	20,402	15,845

Deductions
Benefits paid to participants	9,486	6,673
Administrative expenses	8	10
Total deductions	9,494	6,683

Net increase in net assets	10,908	9,162

Transfers in from qualified plan (see Note 1)	67	-

Net assets available for benefits, beginning of the year	91,336	82,174

Net assets available for benefits, end of the year	$102,311	$91,336

See accompanying notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Notes to Financial Statements

1.
Description of the Plan - The following description of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.
General - The Plan is a defined contribution plan covering all employees of Roper Industries, Inc. (the “Company”), who are age eighteen or older and have completed six months of service, as defined in the Plan. Certain participants who become employees of the Company as a result from mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective January 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

b.
Contributions - Each year, participants may contribute up to 40 percent of their eligible compensation in the form of (i) before-tax contributions (30% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trusts (CCTs), ten mutual funds, and Roper Industries, Inc. common stock as investment options for participants. The Company contributes 100 percent of the first 3 percent of base compensation that a participant contributes to the Plan and 50 percent of the next 3 percent of base compensation that a participant contributes to the Plan. In no case does the total Company matching contribution exceed 6 percent of a participant’s compensation.  In addition, the Company makes profit-sharing contributions equal to 3 percent of each participant’s compensation.  Contributions are subject to certain limitations. Included in rollovers is $187,524 of transfers from the Roper Industries, Inc. Employees’ Retirement Savings 004 Plan and $120,649 of transfers to the Roper Industries, Inc. Employees’ Retirement Savings 004 Plan related to participants who transferred between the two companies.

c.
Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Company’s matching and profit sharing contributions and Plan earnings, offset by an allocation of administrative expenses.  Allocations are based on the participant's account balance, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  Participants vest over a five year period beginning with 20 percent after one year of service and 20 percent each year thereafter, and are 100 percent vested after five years.

e.
Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 to 10 percent, which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

f.
Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, subsequent to July 1, 2002, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Participants can elect to receive shares of the Company’s common stock if their total balance exceeds $5,000. For distributions prior to July 1, 2002, participants age 55 or older could have elected to receive their benefits in installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeitures - Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeiture balances were $11,418 and $52,553 and forfeitures used were $255,888 and $207,907 for the years ended December 31, 2006, and 2005, respectively.

h.	Administrative Expenses - The majority of the administrative expenses of the Plan are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.  Actual results could differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair value.  Money market funds are stated at fair value, which approximates cost.  The investments in common stock of Roper Industries, Inc. and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year.  Investments in collective trust funds are stated at fair value, based on quoted redemption values determined by the investment managers.  Participant loans are valued at cost, which approximates fair value.

The DWS Stable Value Fund invests in fully benefit-responsive contracts. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustments from fair value to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits - Benefits are recorded when paid.

3.	Investments - The fair market value of individual investments that represent at least 5 percent or more of the Plan's net assets available are as follows (amounts in thousands):

	2006	2005
DWS Stable Value Fund	$21,774	$21,577
Roper Industries, Inc. common stock	17,701	13,608
DWS Large Company Growth Fund	11,531	11,096
MFS Total Return Fund	7,707	7,286
DWS Stock Index Fund	6,690	5,709
DWS Dreman High Equity Return Fund	5,066	3,933

4.
Risks and Uncertainties - The Plan invests in various types of investment securities, including mutual funds, common collective trust funds and Roper Industries, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.
Related Party Transactions - Certain Plan investments are shares of mutual funds or common collective trusts managed by DWS Trust Company. DWS Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

The Plan offers Roper Industries, Inc. common stock as an investment option for participants.  Roper Industries, Inc. is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.
Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.
Nonexempt Transactions – During the Plan year ended December 31, 2006, employee withholdings in the amount of $2,204,868 were not applied to the participants’ accounts within the appropriate time frame.  These transactions constitute prohibited transactions as defined by ERISA.  Missed earnings in the amount of $6,031 were applied in 2008 to the participants’ accounts to bring the plan into compliance.

9.
Reconciliation to Form 5500 – The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$102,311	$91,336
Adjustment from contract value to fair value	(661)	(601)
Net assets available for benefits per the Form 5500	$101,650	$90,735

Net increase in net assets per financial statements	$10,908	$9,162
Adjustment from contract value to fair value	(60)	(601)
Net increase in net assets per Form 5500	$10,848	$8,561

10.	Subsequent Event – On January 1, 2008, The Company changed the Plan’s trustee and recordkeeper from ADPRS to The Newport Group.

SUPPLEMENTAL SCHEDULES

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Schedule H, Line 4a - Schedule of Delinquent Contributions
(in thousands)

(a) Name of Party Involved	(b) Relationship to the Plan Employer or Other Party-In-Interest	(c) Description of the Transaction	(d) Value at Transaction Date
Roper Industries	Plan Sponsor	Remittance of employee withholdings exceeded the allowable time frame	$ 2,205

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
(dollar amounts in thousands)

(a)	(b) Identity of Issuer	(c) Description of Investment		(d) Cost	(e) Current Value

*	DWS Trust Company	Interest Bearing Cash		a	$ 2

	Mutual Funds:
	Janus Worldwide Fund	70,629	shares	a	3,564
	PIMCO Total Return Fund	465,523	shares	a	4,724
	American Century Equity Income Fund	561,195	shares	a	4,815
	MFS Mid-Cap Growth Fund	457,353	shares	a	4,290
	RS Diversified Growth Fund	112,476	shares	a	2,714
	MFS Total Return Fund	476,306	shares	a	7,707
*	DWS Large Company Growth	424,565	shares	a	11,531
*	DWS Growth and Income Fund	187,045	shares	a	4,162
*	DWS International Fund	78,498	shares	a	4,845
*	DWS Dreman High Return Equity Fund	98,684	shares	a	5,066
	Total Mutual Funds				53,418

	Common Collective Trusts:
*	DWS Stable Value Fund	22,435,545	shares	a	21,774
*	DWS Stock Index Fund	153,155	shares	a	6,690
	Total Common Collective Trusts				28,464

*	Roper Industries, Inc.	352,337 shares of Company common stock		a	17,701

*	Participant loans	191 loans with interest rates ranging from 5.0% to 10.0%		-	1,323

	Total Investments:				$ 100,908

a - The cost of participant directed investments is not required to be disclosed.
* Related party-in-Interest.